UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant to
Rule 13d-11(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Securities Exchange Act of 1934
(Amendment No. 2)

LIQUIDMETAL TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

53634X100

(CUSIP Number)

David C. Roos, Esq.

Moye White LLP

1400 Sixteenth Street, 6th Floor

Denver, CO 80202

(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Barney D. Visser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 52,870,307

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 52,870,307

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,870,307

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Furniture Row, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 52,870,307

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 52,870,307

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,870,307

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Norden, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,870,307

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,870,307

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,870,307

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Visser Precision Cast, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 45,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 45,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53634X100	13D

Item 1.	Security and Issuer

This Amendment No. 2 amends the Schedule 13D originally filed by the reporting persons on August 25, 2010, as previously amended on June 7, 2012, with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of LiquidMetal Technologies, Inc. (the “Issuer”).

Item 2.	Identity and Background
No material change.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following information: VPC used working capital to acquire the securities described in Item 4 of this Amendment No. 2.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following information:

In accordance with the terms and conditions of the Subscription Agreement, and as contemplated by disclosure in Amendment No. 1 to the Schedule 13D,  on June 28, 2012 VPC closed on its purchase of 10,000,000 shares of Common Stock and a Warrant to purchase up to 3,750,000 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer
No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material change.

Item 7.	Material to be Filed as Exhibits
The reporting persons’ Joint Filing Agreement is attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2012
(Date)
BARNEY D. VISSER

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Power of Attorney

FURNITURE ROW, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

NORDEN, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

VISSER PRECISION CAST, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D relating to the Common Stock of Liquidmetal Technologies, Inc. shall be filed on behalf of the undersigned.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 29, 2012.

BARNEY D. VISSER

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Attorney-in-Fact Pursuant to Power of Attorney

FURNITURE ROW, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

NORDEN, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

VISSER PRECISION CAST, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President